File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                 COMPANIA DE LUZ ELECTRICA DE SANTA ANA (CLESA)
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

         Foreign utility status is claimed by Compania de Luz Electrica de Santa Ana, S.A. ("CLESA"), located in El Salvador. CLESA is the owner of an electrical distribution company which serves 188,000 customers in and around the El Salvadoran City of Santa Ana.

         CLESA is an indirectly, 70.87 percent owned subsidiary of The AES Corporation. The remaining 20.13 percent of CLESA is owned indirectly through an El Salvadoran trust by CLESA employees at approximately 15 percent and by Comision Ejecutiva Hidroelectrica Del Rio Lempa, the local governmental utility, at five percent. The government-owned shares are expected to be sold on the local exchange in the near future.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




By : __________________________

William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Arlington, Virginia 22209
(703) 522-1315


Dated :  February 13, 1998